Mail Stop 4561

April 17, 2009

By U.S. Mail and facsimile to (973) 439-3985.

Mr. John N. Hopkins
President and Chief Executive Officer
Kearny Financial Corp.
120 Passaic Ave.
Fairfield, New Jersey 07004-3510

> **Re:** **Kearny Financial Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Form 10-Q for Fiscal Period Ended December 31, 2008**
> **DEF 14A Filed September 29, 2008**
> **File No. 000-51093**

Dear Mr. Hopkins:

We have reviewed your correspondence filed with the Commission on March 25, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended June 30, 2008

1.   Please refer to our previous comment 2 in our letter dated February 23, 2009.

      a. Your response indicates that because of acquisitions in 2002 and 2003, you may have had an allowance for loan losses that exceeded the amount required to meet probable losses. Please revise your proposed disclosure to clarify whether you believe your recorded allowance was within the acceptable range of loss for each period presented.

b. Your response also states that in 2008, you updated your methodology for the allowance for loan losses to provide a more precise measurement of "potential losses." This appears to conflict with your disclosure elsewhere in the filing that your allowance for loan losses covers "probable losses." Please revise your proposed disclosure to correct this inconsistency and if true clarify that your allowance for loan losses provides for probable losses instead of potential losses.

2. Please refer to our previous comment 3 in our letter dated February 23, 2009. In your response, you state that because your historical loss rates have been less than $100,000 you utilize external loan performance factors to calculate an allocation based on historical charge-off rates, specifically that you substitute summarized regional loan loss rates from the FDIC in lieu of utilizing your own loss history as adjusted for qualitative factors. Please revise your discussion of the allowance for loan losses beginning on page 15 to disclose the following:

a. Please revise to disclose how you have considered Interagency Policy Statements and other guidance when determining the appropriateness of utilizing peer data to estimate your allowance for loan losses, including, but not limited to, the following guidance:

- Page 11 of the 2006 Interagency Policy Statement that states that reliance on peer data is appropriate when the institution is de novo or is entering into a new product line or geographic area and that this reliance is appropriate only as a short-term remedy until the institution can develop its own loss experience.

- Question 15 in the 2006 Interagency Questions and Answers on Accounting for Loan and Lease Losses clarifies that institutions with no or low loss history should first begin with their own loss rates and adjust those rates for qualitative factors.

- The 2001 Interagency Policy Statement states that the allowance for loan losses is influenced by institution specific factors.

- Question 6 of EITF Topic D-80 provides guidance that losses should be based on the experience of the creditor and evaluation of creditor specific factors. It further states that in the case of a creditor that has no experience of its own, it may be appropriate to reference to the experiences of other enterprises in the same business.

- Footnote 23 of the 2006 Interagency Policy Statement clarifies that it is only appropriate to reference peer data when an institution determines that it has no reliable data of its own.

b. Please revise to provide a description of how you validate your allowance for loan loss estimate. In this regard, please discuss whether you back test your methodology for accuracy by comparing actual loan losses experienced compared to your estimate of loan losses for that same period. Please discuss how you incorporate the results of your validation and back testing processes into your current allowance for loan loss methodology.

c. We note that you evaluate key qualitative factors in your methodology and assign a specific basis point rating based on your assessment of risk. Please clarify your disclosure to state why you then multiply this basis point adjustment by 0.01%, which appears to have the effect of significantly reducing your qualitative factor adjustment.

3. Please refer to our previous comments 3 and 4 in our letter dated February 23, 2009. Please revise your proposed disclosure to provide a tabular disclosure that quantifies each component of the allowance for loan loss (impaired loans, historical charge-off's, environmental factors) for each period presented and explains in appropriate detail the period-to-period changes in each of the components. In this regard, your response seems to imply that over your historical periods, you have recorded an allowance for loan losses that, while appropriate, may have been in the higher end of the range, and in other periods, you have recorded an allowance for loan losses that, while appropriate, may have been in the lower end of the range. Please discuss how you determine the best estimate within the range, and clearly disclose any changes in the factors considered from period to period when making this determination.

4. Please revise your disclosure on page 17 to separately break out any unallocated portions of your allowance for loan losses. Please revise your narrative discussion regarding trends in the allowance for loan losses and provision for loan losses to discuss the reasons for fluctuations in this amount from period to period and provide us with your proposed disclosures.

5. Please refer to our previous comment 7 in our letter dated February 23, 2009. It appears that your efficiency ratio excluding gain/loss on securities identified as non-recurring is a prohibited non-GAAP measure under Item10(e)(ii) of Regulation S-K since you have incurred gain/loss on securities in two of the three prior years and are likely to incur it again in the future. Therefore, please remove this measure from your disclosures or tell us why you believe it is not a prohibited non-GAAP measure.

Any questions regarding the accounting comments may be directed to Rebekah Moore at (202) 551-3303 or Michael Volley at (202) 551-3437. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel
Financial Services Group